Press Release
February 5, 2002

82-4176

VIRGINIA

Highlights

Gayot Project

2.5% Ni; 2.9 g/t Pd-Pt / 3.85 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

21.57 g/t Au / 5 m
12,80 g/t Au / 9 m
31.03 g/t Au / 3 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA

The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda

GOLD-BEARING STRUCTURE CONFIRMED BY DRILLING AT POSTE LEMOYNE

Virginia Gold Mines ("Virginia") and its partner **TGW Corporation ("TGW")** wish to report initial results from the drill program currently in progress on their **Poste Lemoyne** 50-50 JV property, located in the James Bay area of Quebec. The drill campaign is mainly testing the **Orfée gold zone**, which has returned up to 12.8 g/t Au over 9 metres from surface channel sampling (press release of January 21, 2002). To date seven holes (PLE02-08 to PLE02-14) totalling 651 metres have tested a 175-metre-long portion of the Orfée zone down to a vertical depth of 50 metres below surface (see longitudinal section and table 1).

Hole	Location	Azimut	Dip	Length (m)
PL02-08	2750E/106N	N190º	- 45	72
PL02-09	2700E/113N	N190º	- 50	75
PL02-10	2650E/124N	N190º	- 45	81
PL02-11	2675E/144N	N190º	- 50	105
PL02-12	2725E/135N	N190º	- 50	105
PL02-13	2775E/120N	N190º	- 50	102
PL02-14	2825E/105N	N190º	- 50	111

Every hole has intersected the Orfée zone, a plurimetric to decametric structure with disseminated, stringers, and more locally semi-massive sulphides in a mixed package of siliceous sediments and oxide-silicate iron formation. The zone trends in a WNW-ESE direction and dips to the north at 80-85º. Specks of visible gold associated to the sulphides and the chloritic matrix have been noted in holes PLE02-09 and PLE02-14. Drilling has returned the following values:

Hole	From	To	Core Length	Au (g/t)
PL02-08	33.20	40.40	7.2	2.83
	incl.			
	38.40	40.40	2.0	7.76
PL02-09	42.75	47.25	4.5	5.69
	incl.			
	45.75	46.50	0.75	23.70
PL02-10	43.00	51.05	8.05	0.94
PL02-11	72.20	82.60	10.4	0.75
PL02-12	65.50	78.50	13.0	1.45
	incl.			
	73.30	76.30	3.0	2.17
PL02-13	65.25	68.25	3.0	1.49
PL02-14	69.00	76.00	7.0	1.02
	76.00	**85.00**	**9.0**	**34.79 (uncut)** **21.29 (cut)**
	85.00	92.00	7.0	0.69

...2

dw 2/27

VIRGINIA GOLD MINES
Second quarter results 2001-2002
Message from the president

Virginia is proud to present you its second quarter results for the 2001-2002 fiscal year.

Last fall, Virginia and its partner Cambior announced the discovery of a new gold zone on the La Grande Sud property. This zone called Zone 30 revealed interesting results up to 2,1 g/t Au over 47 meters. This zone was discovered in the same intrusive as Zone 32 and remains open laterally and at depth. Several other significant intersections were also obtained in other sections of the property.

Let us mention the important results from the surface sampling of the new copper-gold-silver showings discovered on the Eleonore property in the James Bay area. A series of mineralised corridors from a new porphyry system have returned up to 14,28 % Cu, 19,29 g/t Au and 75 g/t Ag. This new project shows interesting potential.

Concerning the Gayot property, Virginia and BHP Billiton announced the discovery of a new zone called Nancy East which has returned an intersection grading 1,10% Ni, 0,28% Cu and 1,32 g/t Pd-Pt over 19,9 meters. Last summer's surface work also contributed to the extension of known mineralised zones. Specific geophysic testing were carried out last fall and were effective for the type of mineralization present at Gayot. An important drilling program will follow during winter 2002.
BHP Billiton and Virginia remain very satisfied with the development of this project.

During the fall of 2001, Virginia and TGW have carried out a program of mechanical stripping, detailed mapping and channel sampling on the Poste Lemoyne property. Values such as 12,8 g/t Au over 9 meters justified the new drilling program planned for this winter.

During the past few months, Virginia and Noranda conducted geoscientific work related to the strategic alliance signed last June. A second agreement has been negociated in order to pursue the geoscientific work. As a result of the work done, new properties were claimed and drilling should be planned.

Within the next months, many drilling results should be announced concerning the La Grande Sud project, the Poste Lemoyne project and later on the Gayot project. I invite you to follow the progress of our exploration work during 2002.

The president,

André Gaumond

VIRGINIA GOLD MINES
(An exploration stage company)
Balance sheets
(expressed in Canadian dollars)

	November 30, 2001 $ (unaudited)	May 31, 2001 $ (audited)
ASSETS		
Current assets		
Cash and cash-equivalents	1,700,597	2,704,517
Short-term investments (quoted value: 7,106,426 $ 6,198,528 $)	6,655,670	5,865,053
Income taxes recoverable	5,528	10,168
Amounts receivable	2,313,750	739,187
Prepaid expenses	55,077	210,476
	10,730,622	9,529,401
Exploration funds	2,466,735	3,804,950
Long-term investments	287,272	287,080
Office equipment	7,131	5,872
Mineral properties	7,436,780	7,646,298
	20,928,540	21,273,601
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities		
Related companies	22,650	73,620
Others	346,597	393,577
	369,247	467,197
SHAREHOLDERS' EQUITY		
Share capital	42,196,492	41,125,655
Deficit	(21,637,199)	(20,319,251)
	20,559,293	20,806,404
	20,928,540	21,273,601

VIRGINIA GOLD MINES
(An exploration stage company)
Statements of Earning and Deficit
For the period of three (3) and six (6) months ended November 30, 2001 and 2000 (unaudited)
(expressed in Canadian dollars)

	2001 3 months	2000 3 months	2001 6 months	2000 6 months
Revenue				
Dividends	89,474	52,621	197,241	106,403
Gain on sale of short-term investments	60,226	26,923	62,089	160,753
Interests	123,978	144,034	267,066	285,016
Fees	37,014	60,114	112,533	152,998
	310,692	283,692	638,929	705,170
Expenses				
Professional and maintenance fees	42,619	28,036	56,490	35,975
Management fees	36,371	38,225	126,135	70,401
Rent and office expenses	103,275	119,981	200,184	237,635
Advertising and exhibitions	8,333	10,524	21,546	24,289
Travelling	16,486	14,891	19,984	25,330
Interest paid	484	427	775	438
Depreciation of capital assets	378	334	755	579
General exploration	120,042	127,514	951,236	201,003
Cost of abondoned resource assets	589,444	---	589,444	---
	917,432	339,932	1,966,549	595,650
Earning (loss) for the period before income taxes and share in the net earning of Société Minière Orcapital Inc.	(606,740)	(56,240)	(1,327,620)	109,520
Income taxes	5,160	6,496	(9,480)	10,977
Earning (loss) for the period before share in the net earning of Société Minière Orcapital Inc.	(611,900)	(62,736)	(1,318,140)	98,543
Share in the net earning of Société Minière Orcapital Inc.	96	1,144	192	16,389
Net earning (net loss) for the period	(611,804)	(61,592)	(1,317,948)	114,932
Deficit - Beginning of period	(21,025,395)	(17,994,415)	(20,319,251)	(18,170,939)
Deficit - End of period	(21,637,199)	(18,056,007)	(21,637,199)	(18,056,007)
Basic and diluted net earning (net loss) per share	(0.022)	(0.002)	(0.047)	0.004
Basic and diluted weighted average number of shares outstanding	28,079,036	26,830,370	28,024,941	26,830,370

VIRGINIA GOLD MINES
(An exploration stage company)
Statements of Cash Flows
For the period of three (3) and six (6) months ended November 30, 2001 and 2000 (unaudited)
(expressed in Canadian dollars)

	2001 3 months	2000 3 months	2001 6 months	2000 6 months
Cash flows from operating activities				
Net earning (net loss) for the period	(611,804)	(61,592)	(1,317,948)	114,932
Items not affecting cash and cash equivalents				
Cost of abandoned resource assets	589,444	---	589,444	---
Depreciation of capital assets	378	334	755	579
Share in the net earning of Société Minière Orcapital Inc.	(96)	(1,144)	(192)	(16,389)
Gain on sale of short-term investments	(231,226)	(26,923)	(62,089)	(160,753)
	(253,304)	(89,325)	(790,030)	(61,631)
Net change in non-cash working capital items				
Income taxes recoverable	4,640	---	4,640	---
Amounts receivable	(398,132)	101,761	(1,574,563)	(51,351)
Prepaid expenses	138,473	(54,787)	155,399	(49,111)
Accounts payable and accrued liabilities	(909,339)	86,101	(97,950)	472,101
	(1,164,358)	133,075	(1,512,474)	371,639
	(1,417,662)	43,750	(2,302,504)	310,008
Cash flows from financing activities				
Increase in share capital issued for cash	(1,798)	---	1,070,837	500
Decrease in exploration funds	496,324	509,585	1,338,215	938,601
	494,526	509,585	2,409,052	939,101
Cash flows from investing activities				
Change in short-term investments	2,352,877	(2,225,840)	(728,528)	(673,623)
Increase in mineral properties	(70,294)	(428,122)	(379,926)	(796,302)
Option payments	---	---	---	10,000
New capital assets	---	(1,278)	(2,014)	3,365
	2,282,583	(2,655,240)	(1,110,468)	(1,456,560)
Net change in cash and cash equivalents	1,359,447	(2,101,905)	(1,003,920)	(207,451)
Cash and cash equivalents - Beginning of period	341,150	2,766,491	2,704,517	872,037
Cash and cash equivalents - End of period	1,700,597	664,586	1,700,597	664,586
Additional information				
Interests cashed	60,188	112,231	204,042	200,044
Income taxes paid	4,407	6,496	8,467	10,977

VIRGINIA GOLD MINES
(An exploration stage company)
Notes to Interim Financial Statements
(expressed in Canadian dollars)

1 Interim financial informations

The financial information as November 30, 2001 and for the periods ended November 30, 2001 and 2000 is unaudited. However, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the year.

These interim financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company's most recent annual financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These interim financial statements should be read in conjunction with the company's most recent annual financial statements.

VIRGINIA GOLD MINES
(An exploration stage company)
Notes to Interim Financial Statements
(expressed in Canadian dollars)

2 Mineral properties

	Undivided interest %	Balance as at June 1, 2001 $	Costs incurred $	Abandoned resource assets	Balance as at November 30, 2001 $
Kogaluk (2 permits & 17 claims)	-	121,645	---	---	121,645
Corvet Ouest (1 permit)	100	22,190	2,475	(10,507)	14,158
Baie Payne (2 permits)	50	476,358	268,753	---	745,111
Duquet (1 permit)	50	4,279	---	---	4,279
Chute des Passes (699 claims)	100	632,297	---	(58,930)	573,367
Lac Bonfait (1 permit)	100	67,729	---	---	67,729
La Grande Sud (2 permits & 43 claims)	100	3,636,073	---	---	3,636,073
Auclair (1 permit & 102 claims)	100	432,301	4,012	---	436,313
Gaber (1 permit)	100	124,670	---		124,670
Fagnant (2 permits)	82	58,907	1,050	---	59,957
Apple (2 permits)	100	103,064	32,333	---	135,397
Lac Gayot (3 permits)	100	1,246,810	(619)	(271,441)	974,750
Poste Lemoyne Extension (1 permit)	50	147,569	22,565	(69,227)	100,907
Lac Marie-Claude (1 permit)	100	54,811	---	---	54,811
Lac Noëlla (1 permit)	50	144,094	112,898	---	256,992
Bloc Linda (2 permits)	50	18,517	6,715	---	25,232
Cypmiluk (1 permit)	100	19,373	---	(19,373)	---
LG 3.5 (1 permit)	100	103,891	49,943	(66,594)	87,240
Rivière Annie (118 claims)	100	128,527	95,946	(4,041)	220,432
Other	-	103,193	334,233	(89,331)	348,095
		7,646,298	930,304	(589,444)	7,987,158
Tax credit and mining rights		---	(550,378)	---	(550,378)
		7,646,298	379,926	(589,444)	7,436,780

VIRGINIA GOLD MINES
(An exploration stage company)
Notes to Interim Financial Statements
(expressed in Canadian dollars)

3 Share Capital

Authorized
Unlimited number of common shares, without par value
28,079,036 shares issued and allotted *

* 369 877 shares are subject to escrow and cannot be released without the consent of regulatory authorities.

4 Stock Option Plan

Beneficiaries	Number of shares	Price ($)	Expiry date
Directors and managers	2,944,385	0.43 to 3.40	February 11, 2003 to July 3, 2011
Suppliers	1,049,500	0.43 to 3.00	June 8, 2002 to July 3, 2011
Others	236,147	0.60 to 3.15	November 17, 2005 to July 3, 2011

5 Differences between Canadian and U.S. GAAP

These interim financial statements are prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. Note 16 to the company's most recent annual financial statements describes the material differences between Canadian and U.S. GAAP. This note describes additional changes occurring since the most recent annual financial statements and provides a quantitative analysis of the material differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these interim financial statements.

VIRGINIA GOLD MINES
(An exploration stage company)
Notes to Interim Financial Statements
(expressed in Canadian dollars)

Reconciliation of net earning to conform with U.S. GAAP

The following summary sets out the material adjustments to the company's reported (net earning) net loss and net earning (net loss) per share which would be made to conform with U.S. GAAP.

	Three months periods ended		Six months periods ended	
	November 30, 2001 (unaudited)	November 30, 2000 (unaudited)	November 30, 2001 (unaudited)	November 30, 2000 (unaudited)
(Net earning) net loss for the period in accordance with Canadian GAAP	611,804	61,592	1,317,948	(114,932)
Mineral properties	(100,114)	428,122	209,518	786,302
Stock options granted for professional fees	46,053	35,447	90,106	70,894
Net loss for the period in accordance with U.S. GAAP	557,743	525,161	1,617,572	742,264
Other comprehensive loss				
Unrealized (gain) on short-term investments	(116,553)	(228,262)	(117,281)	(360,930)
Unrealized loss (gain) on long-term investments	25,269	---	(50,536)	---
Comprehensive loss	466,459	296,899	1,449,755	381,334
Basic and diluted net loss per share in accordance with U.S. GAAP	0.017	0.020	0.052	0.028
Basic and diluted weighted average number of shares issued and outstanding in accordance with U.S. GAAP	27,709,159	26,460,493	27,655,064	26,460,493

VIRGINIA GOLD MINES
(An exploration stage company)
Notes to Interim Financial Statements
(expressed in Canadian dollars)

As a result of the above adjustments to (net earning) net loss, differences with respect to the shareholders' equity under U.S. GAAP are as follows:

	As at November 30, 2001 $ (unaudited)	As at May 31, 2001 $ (audited)
Share capital		
Share capital in accordance with Canadian GAAP	42,196,492	41,125,655
Stock-based compensation costs	1,190,973	1,100,867
Share capital in accordance with U.S. GAAP	43,387,465	42,226,522
Accumulated deficit		
Deficit in accordance with Canadian GAAP	21,637,199	20,319,251
Mineral properties	7,436,780	7,646,298
Stock-based compensation costs	1,190,973	1,100,867
Deficit in accordance with U.S. GAAP	30,264,952	29,066,416
Accumulated other comprehensive income		
Unrealized gains on short-term investments		
Balance - Beginning of period	333,475	352,033
Unrealized gains (loss) arising during the period	117,281	(18,558)
Balance - End of period	450,756	333,475
Unrealized gains on long-term investments		
Balance - Beginning of period	82,122	94,756
Unrealized gains (loss) arising during the period	50,536	(12,634)
Balance - End of period	132,658	82,122
Accumulated other comprehensive income	583,414	415,597

VIRGINIA GOLD MINES
(An exploration stage company)
Notes to Interim Financial Statements
(expressed in Canadian dollars)

Balance Sheets

	November 30, 2001 $ (unaudited)	May 31, 2001 $ (audited)
Current assets		
Cash and cash-equivalents	1,700,597	2,704,517
Short-term investments	7,106,426	6,198,528
Income taxes recoverable	5,528	10,168
Amounts receivable	2,313,750	739,187
Prepaid expenses	55,077	210,476
	11,181,378	9,862,876
Exploration funds	2,466,735	3,804,950
Long-term investments	419,930	369,202
Office equipment	7,131	5,872
	14,075,174	14,042,900
Current liabilities		
Accounts payable and accrued liabilities		
Related companies	22,650	73,620
Others	346,597	393,577
	369,247	467,197
Shareholders' Equity		
Share capital	43,387,465	42,226,522
Deficit	(30,264,952)	(29,066,416)
Accumulated other comprehensive income	583,414	415,597
	13,705,927	13,575,703
	14,075,174	14,042,900

VIRGINIA GOLD MINES
(An exploration stage company)
Notes to Interim Financial Statements
(expressed in Canadian dollars)

Statements of cash flows

	Three months periods ended		Six months periods ended	
	November 30, 2001 (unaudited)	**November 30, 2000 (unaudited)**	**November 30, 2001 (unaudited)**	**November 30, 2000 (unaudited)**
Operating activities	(1,487,956)	(384,372)	(2,682,430)	(476,294)
Financing activities	494,526	509,585	2,409,052	939,101
Investing activities	2,352,877	(2,227,118)	(730,542)	(670,258)
Increase (decrease) in cash and cash equivalents	1,359,447	(2,101,905)	(1,003,920)	(207,451)
Cash and cash equivalents - Beginning of period	341,150	2,766,491	2,704,517	872,037
Cash and cash equivalents - End of period	1,700,597	664,586	1,700,597	664,586

Statements of earnings

	Three months periods ended		Six months periods ended	
	November 30, 2001 (unaudited)	**November 30, 2000 (unaudited)**	**November 30, 2001 (unaudited)**	**November 30, 2000 (unaudited)**
Revenue	310,692	283,692	638,929	705,170
Expenses	394,335	803,501	1,797,137	1,452,846
Loss for the period before income taxes and share in the net earning of Société Minière Orcapital Inc.	(83,643)	(519,809)	(1,158,208)	(747,676)
Income taxes	5,160	6,496	(9,480)	10,977
Loss for the period before share in the net earning of Société Minière Orcapital Inc.	(88,803)	(526,305)	(1,148,728)	(758,653)
Share in the net earning of Société Minière Orcapital Inc.	96	1,144	192	16,389
Net loss for the period in accordance with U.S. GAAP	(88,707)	(525,161)	(1,148,536)	(742,264)

VIRGINIA GOLD MINES
(An exploration stage company)
Notes to Interim Financial Statements
(expressed in Canadian dollars)

Accounting for stock-based compensation

	Three months periods ended		Six months periods ended	
	November 30, 2001 (unaudited)	**November 30, 2000 (unaudited)**	**November 30, 2001 (unaudited)**	**November 30, 2000 (unaudited)**
Net loss for the period in accordance with U.S. GAAP	88,707	525,161	1,148,536	742,264
Adjustment related to stock options granted to directors, managers and employees	37,140	33,741	74,280	67,483
Pro-forma net loss for the period	125,847	558,902	1,222,816	809,747
Pro-forma net loss per share	0.005	0.021	0.044	0.031